UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-10828

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

21st CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

21ST CENTURY INSURANCE GROUP
6301 OWENSMOUTH AVENUE
WOODLAND HILLS, CALIFORNIA 91367

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN

Exhibit Index
23	Consent of Independent Registered Public Accounting Firm

*
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
21st Century Insurance Company Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of 21st Century Insurance Company Savings and Security Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
June 23, 2006

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2005	2004
Assets:
Investments, at fair value:
Money market fund	$7,143,676	$4,624,748
21st Century Insurance Group Common Stock	4,668,684	4,220,923
Mutual funds	129,333,218	81,103,382
Participant loans	6,220,796	6,068,763
Total investments, at fair value	147,366,374	96,017,816

Investment contract with insurance company, at contract value	-	39,193,498
Total investments	147,366,374	135,211,314

Interest-bearing cash	29,327	93,384
Non interest-bearing cash	195	-

Receivables:
Unsettled investment transaction	69,272	-
Accrued interest income	251	147
Net assets available for benefits	$147,465,419	$135,304,845

See accompanying Notes to Financial Statements.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2005

Additions to net assets:
Investment income:
Net appreciation in fair value of investments	$4,552,415
Interest and dividends	4,491,770
Participant loans interest income	415,968
Total investment income	9,460,153

Contributions:
Employer	4,727,789
Participants	10,174,216
Total contributions	14,902,005
Total additions	24,362,158

Deductions from net assets:
Benefits paid to participants and other distributions to participants	11,856,973
Administrative expenses	344,611
Total deductions	12,201,584
Net increase in net assets	12,160,574

Net assets available for benefits:
Beginning of year	135,304,845
End of year	$147,465,419

See accompanying Notes to Financial Statements.

21STCENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
AT DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 1. DESCRIPTION OF PLAN

The following description of the 21st Century Insurance Company Savings and Security Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan provisions.

General
The Plan is a defined contribution plan covering substantially all employees of 21st Century Insurance Group (the “21st's Parent”) and its subsidiaries. Any employee who has attained the age of 20 is eligible to participate in the Plan following the date of hire, rehire, or transfer to eligible status. The Plan is sponsored and administered by 21st Century Insurance Company (the “Company”), a wholly owned subsidiary of the 21st Century Insurance Group. The Plan enables participants to make contributions, which the Company matches in part. Contributions by and on behalf of participants are invested in accordance with the participants’ investment designations in one or more of the available 17 investment fund options. Effective January 1, 2006, participants can no longer purchase shares in 21st Century Insurance Group common stock. However, participants are allowed to retain their current positions in 21st Century Insurance Group common stock held as of December 31, 2005.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Participants can contribute up to the lesser of $14,000 or 25 percent of earnings on a before-tax basis and up to an additional 5 percent of earnings on an after-tax basis. Participants age 50 and over can contribute an additional $4,000 to a maximum of $18,000. The Company contributes a matching amount equal to $0.75 for every dollar contributed by a participant up to the first 6 percent of eligible earnings. Forfeitures are used to offset future Company-matching contributions. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $207,506 and $47,871, respectively.

Participants may change their contribution percentages or stop making contributions at any time during the Plan year. Company contributions follow the participant’s fund election.

Vesting
Participants are immediately vested in their own contributions and related investments earnings. Vesting in Company contributions is based on years of service. A participant is 25 percent vested after two years of service, and vests an additional 25 percent for each additional year. A participant is 100% vested after five years of credited service.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AT DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005

Participant Accounts
Each participant’s account is credited with his or her contributions, any Company matching contribution and an allocation of Plan net earnings based on participant account balances, and is charged with any withdrawals.

Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans
Each participant may obtain loans against their vested account balance. Any loans made to a participant are secured by the participant’s vested interest in their investment fund subaccounts. No loan may exceed the lesser of 50 percent of the participant’s vested account balance or $50,000. Loans made for purposes other than the purchase of a primary residence are charged interest at the prime rate plus 2 percent. Loans made for the purchase of a home are charged interest at the prime rate. Generally, loans are payable within 5 years except that the repayment period for loans made for the purchase of a home may be up to 15 years. Upon termination of employment, including death, any outstanding loan balance becomes due and payable and the participant may elect to repay it or treat it as a partial distribution.

Benefits
Upon termination of service, a participant may generally elect to receive the value of their account in either a lump-sum amount (if eligible) or in installment payments for up to 15 years. Benefits become payable to participants upon termination of employment with the 21st's Parent or in the event of elective withdrawal as permitted by the Plan.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in accordance with GAAP requires the Plan’s management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investments Valuation and Income Recognition
Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common stock is reported at fair value, using quoted market prices. Participant loans are reported at amounts owed by the participants, which approximates fair value. The investment contract with insurance company, which ended in 2005, was reported at contract value at December 31, 2004 because the contract is fully benefit responsive.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AT DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005

Purchases and sales of securities are reflected on a trade date basis. The basis for all securities sold is determined by average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Benefit Payments
Benefits are recorded when paid. None of the net assets available for benefits belonged to participants who have withdrawn from the Plan, but have not yet been paid vested benefits at December 31, 2005 and 2004.

NOTE 3. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The benefit-responsive investment contract, consisting of fixed rate funds deposited with Pacific Life Insurance Company (“Pacific Life”), was discontinued on December 29, 2005 and the funds were transferred to other investment fund options offered by the Plan. Pacific Life had maintained the contributions in an unallocated account, with a guaranteed interest rate which was set annually not less than 30 days prior to the beginning of the Plan year. The set rate was 3.25 percent for 2005 and 4.2 percent for 2004, which also approximates the average yield.

The account was credited with deposits and interest earnings and charged with Plan withdrawals. At December 31 2004, the contract was included in the financial statements at contract value, which represents contributions made under the contract, plus earnings, less withdrawals. Participants generally were able to direct the withdrawal or transfer of all or a portion of their contract value, however, participants were not allowed to make transfers out of the account by an individual participant directly to a competing fixed income fund offered by the Plan.

The contract value of the guaranteed investment contract at December 31, 2004 approximated its fair value. There were no reserves against contract value for credit risk of the contract issuer or otherwise.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AT DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 4. INVESTMENTS

The Plan’s investments are invested in 21st Century Insurance Group Common Stock, participant loans and 16 funds administered by Fidelity Investments, which also acts as trustee and recordkeeper for the Plan. Funds in transit to and from any of the investment options and the Company or the participants or other investment options are temporarily invested in short-term investments by the trustee.

The Plan’s investments that represent five percent or more of the Plan’s net assets available for plan benefits at December 31, 2005 and 2004 are as follows:

	2005	2004

Investment contract with insurance company, at contract value (Note 3)	$-	$39,193,498

Investments at fair value:
Mutual Funds:
Fidelity Magellan Fund	24,921,031	25,613,543
Fidelity Contrafund	19,658,672	11,229,551
Spartan U.S. Equity Index Fund	7,567,982	7,646,831
Fidelity Equity-Income Fund	-	15,195,993
Fidelity Freedom 2010 Fund	15,016,616	-	*
Fidelity Freedom 2020 Fund	19,667,160	-	*
Fidelity Freedom 2030 Fund	15,674,159	-	*

*Balance is less than 5% in 2004

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Year ended December 31, 2005
Mutual funds	$3,674,172
21st Century Insurance Group Common Stock	878,243
Net appreciation in fair value of investments	$4,552,415

NOTE 5. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, overall market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AT DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 6. TAX STATUS OF THE PLAN

The Internal Revenue Service has issued a determination letter dated November 20, 2002, that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan’s qualified status.

Plan Amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 7. FEDERAL INCOME TAXES APPLICABLE TO PARTICIPANTS

The income tax rules affecting Plan participation are complex, subject to interpretation by the Secretary of the Treasury, and subject to change. A general summary of the federal tax consequences of participation in the Plan follows.

In general, salary reduction contributions and Company matching contributions are not subject to tax when made. In addition, earnings and gains on a participant’s account are not subject to tax when credited.

Generally, distributions from the Plan are subject to tax in the year received from the Plan. However, under certain circumstances, a distribution, or part thereof, may not be taxed if rolled over to an Individual Retirement Account or other qualified plan. If taxable, a distribution may be eligible for special tax treatment under the Code.

In addition to regular taxes, most distributions received before a participant reaches age 59-1/2 will be subject to a 10 percent additional tax. Under limited circumstances, distributions in excess of Code-determined limits will be subject to a 15 percent excise tax.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AT DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 8. PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the acting Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid to Fidelity for investment management services amounted to $233,998 for the year ended December 31, 2005.

Transactions in 21st Century Insurance Group Common Stock, which is offered to participants as a plan investment option, qualify as party-in-interest transactions. However, such transactions are exempt from the prohibited transaction rules of ERISA and the Code. During 2005, the Plan made purchases of $1,473,426 and sales of $1,853,684 of the Company's common stock.

NOTE 9. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. Should the Plan terminate, or should contributions be discontinued, at some future time, the rights of each affected participant to the entire amount credited to his or her account on the date of such termination or discontinuance shall be non-forfeitable and fully vested. Payment of such amounts to each participant or beneficiary, upon the termination of the Plan or upon the complete discontinuance of contributions under the Plan, shall be made by the Plan administrator at such time and in such manner as the Plan administrator shall state, provided, however, that all participants and beneficiaries similarly situated shall be treated in a nondiscriminatory manner.

SUPPLEMENTAL SCHEDULE

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN

EIN: 95-2565072 PLAN: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(e) Current Value
*	Fidelity Magellan Fund	234,132 Mutual Fund Shares	$24,921,031
*	Fidelity Contrafund	303,562 Mutual Fund Shares	19,658,672
*	Fidelity Freedom 2020 Fund	1,336,992 Mutual Fund Shares	19,667,160
*	Fidelity Freedom 2030 Fund	1,043,553 Mutual Fund Shares	15,674,159
*	Fidelity Freedom 2010 Fund	1,068,798 Mutual Fund Shares	15,016,616
*	Spartan U.S. EQ Index Fund	171,376 Mutual Fund Shares	7,567,982
*	Fidelity Retirement Government Money Market Fund	7,143,676 Money Market Fund Shares	7,143,676
*	Fidelity Freedom 2040 Fund	576,462 Mutual Fund Shares	5,090,156
	Templeton Foreign CL A Fund	380,380 Mutual Fund Shares	4,823,215
*	21st Century Insurance Group Common Stock	292,340 Common Stock Shares	4,668,684
	Boston Company Small Cap Value Fund	183,464 Mutual Fund Shares	3,898,607
	Vanguard Ext Mkt Index Inv CL Fund	104,854 Mutual Fund Shares	3,592,287
	Davis NY Venture CL A Fund	92,292 Mutual Fund Shares	3,110,227
*	Fidelity US BD Index Fund	225,469 Mutual Fund Shares	2,457,612
*	Spartan Intl Index Fund	52,126 Mutual Fund Shares	1,862,466
*	Fidelity Freedom 2000 Fund	112,109 Mutual Fund Shares	1,368,853
*	Fidelity Freedom Income Fund	54,897 Mutual Fund Shares	624,175
*	Interest-bearing cash	Interest rates between 2.01% and 4.26%	29,327
*	Participant Loans	Interest rates between 5.5% and 7.25%	6,220,796
			$147,395,701

* Investment held by a permitted party-in-interest.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

21st Century Insurance Company Savings and Security Plan

Date: June 23, 2006

	By:	/s/ Richard A. Andre
Richard A. Andre, Senior Vice President
21st Century Insurance Company
Chairman Benefits Committee